Exhibit 21.1

SUBSIDIARIES OF WILDHORSE RESOURCE DEVELOPMENT CORPORATION

Name	Jurisdiction
WildHorse Resource II, LLC	Delaware
WildHorse Resources Management Company, LLC	Delaware
Oakfield Energy LLC	Delaware
WHE AcqCo., LLC	Delaware
WHR Eagle Ford LLC	Delaware
Burleson Sand LLC	Delaware
Esquisto Resources II, LLC	Texas
Petromax E&P Burleson, LLC	Texas
Burleson Water Resources, LLC	Texas